UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54A

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55

THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED

PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of Section 54(a) of the Investment Company Act of 1940 (the “Act”), to be subject to the provisions of Section 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:	Goldman Sachs Middle Market Lending LLC[1]

Address of Principal Business Office:	200 West Street New York, New York 10282

Telephone Number:	212-902-0300

Name and Address of Agent for Service of Process:	Jonathan Lamm Goldman Sachs Middle Market Lending LLC 200 West Street New York, New York 10282

Copy to:

Stuart Gelfond, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

1 New York Plaza

New York, New York 10004

Steven B. Boehm, Esq.

Cynthia M. Krus, Esq.

Sutherland Asbill & Brennan LLP

700 6th Street NW

Washington, DC 20001

Margery K. Neale, Esq.

James G. Silk, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

[1]	Following the filings of this Form N-54A with the Securities and Exchange Commission, Goldman Sachs Middle Market Lending LLC will be converted from a Delaware limited liability company to a Delaware corporation named Goldman Sachs Middle Market Lending Corp., which, by operation of law, will be deemed for purposes of Delaware law the same entity as Goldman Sachs Middle Market Lending LLC.

Check one of the following:

☒	The company has filed a registration statement for a class of equity securities pursuant to Section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed:

January 27, 2017

☐	The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to Section 8(a) of the Act, if any, of the company: Not Applicable

The file number of the registration as an investment company pursuant to Section 8(a) of the Act, if any, of any subsidiary of the company: Not Applicable

The undersigned company certifies that it is a closed-end company organized under the laws of Delaware and with its principal place of business in New York; that it will be operated for the purpose of making investments in securities described in Section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

SIGNATURES

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to Section 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of New York and state of New York on the 27th day of January, 2017.

GOLDMAN SACHS MIDDLE MARKET LENDING LLC

By:	/s/ Jonathan Lamm

Name: Jonathan Lamm
Title: Chief Financial Officer and Treasurer

Attest:	/s/ Brendan McGovern
Name: Brendan McGovern
Title: Chief Executive Officer and President